EXHIBIT 99.1

Burcon Announces Completion of Over-Subscribed Rights Offering

VANCOUVER, British Columbia, May 1, 2015 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (Nasdaq:BUR) ("Burcon") is pleased to announce that it has completed its previously announced offering of rights (the "Rights Offering") to holders of its common shares ("Common Shares") of record at the close of business on April 2, 2015. The Rights Offering was fully subscribed and as such, Burcon has issued 1,552,044 Common Shares at a price of $2.26 per Common Share for aggregate gross proceeds to Burcon of $3,507,619.

The Rights Offering was over-subscribed by $6,099,586 or 2,698,932 Common Shares due to the demand for the Common Shares. Total subscriptions, including those exercised pursuant to the additional subscription privilege, represented $9,607,206, or more than 270% of the Common Shares available under the Rights Offering.

Each of ITC Corporation Limited ("ITC"), E-Concept Ltd. ("E-Concept") and I-Global Ltd. ("I-Global") acted as guarantors of the Rights Offering, having agreed to purchase from Burcon such number of Common Shares available to be purchased, but not otherwise subscribed for, that would result in 1,552,044 Common Shares being issued under the Rights Offering (the "Standby Commitment").  As the Rights Offering was over-subscribed, ITC, E-Concept and I-Global were not required to fulfill their respective obligations under the Standby Commitment. However, to Burcon's knowledge, each of ITC, E-Concept and I-Global did exercise its basic subscription privilege under the Rights Offering in order to maintain its respective proportionate ownership interest in Burcon.

As compensation for providing the Standby Commitment, each of ITC, E-Concept and I-Global has received non-transferrable Common Share purchase warrants (the "Standby Warrants") entitling ITC to acquire up to 198,429 Common Shares, E-Concept to acquire up to 104,220 Common Shares and I-Global to acquire up to 85,362 Common Shares. The exercise price under the Standby Warrants is $2.26 per Common Share. The Standby Warrants will expire two years after issuance. In accordance with the policies of the Toronto Stock Exchange, the issuance of the Standby Warrants to each of ITC, E-Concept and I-Global is subject to shareholder approval, which will be sought at Burcon's next annual meeting, which is expected to be held in September 2015.

The net proceeds to Burcon from the Rights Offering will be used by Burcon for continued research and development of its pea and soy protein extraction and purification technologies, commercialization of Burcon's pea protein extraction and purification technology, filing new patent applications, maintaining, strengthening and expanding Burcon's intellectual property portfolio, pursuing product development agreements with major food, beverage and nutritional product companies, continued research and development of Burcon's other protein extraction and purification technologies and for general working capital.

About Burcon NutraScience Corporation

Burcon is a leader developing functionally superior plant-based proteins. Burcon has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon's CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems and excellent solubility and exceptionally clean flavor at any pH; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein™ and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about Burcon, visit www.burcon.ca.

ON BEHALF OF THE BOARD OF DIRECTORS

"Johann F. Tergesen"
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this press release are forward-looking statements, including, without limitation, statements with respect to the use of proceeds from the Rights Offering and the timing of Burcon's next annual meeting. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 23, 2014 filed with the U.S. Securities and Exchange commission on www.sec.gov.  Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance. Accordingly, undue reliance should not be put on such forward-looking statements.

CLARISOY is a trademark of Archer Daniels Midland Company.

CONTACT: Media & Industry Contact:
         Michael Kirwan
         Director, Corporate Development
         Burcon NutraScience Corporation
         Tel (604) 733-0896, Toll-free (888) 408-7960
         mkirwan@burcon.ca
         www.burcon.ca